GulfMark Offshore, Inc.
Announces
Brazilian Contract

     August 8, 2002 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) announced a contract with Enterprise Oil do Brasil Ltda., a subsidiary of the Royal Dutch/Shell Group, for a newbuild multi-purpose Multi Function Support Vessel (MFSV) to work on the Bijupira and Salema project in the Campos Basin, Brazil for an initial term of five years. The new vessel, a UT 719-2 design, will be constructed at an approximate cost of $24 million in Brazil by the Estaleiro Promar yard, with delivery anticipated in the third quarter of 2004. The ship will support FPSO operations in the field through assisting with the mooring and towing of the loading tankers. In addition, it will support ROV operations involved in the inspection and examination of subsea equipment as well as the hull of the FPSO. The vessel will also be equipped to handle firefighting, environmental and life saving functions.

     The new UT 719-2 will substitute for the previously announced UT 755L to be built in the same yard and will provide the Company with the equivalent licensing benefits. The UT 719-2 vessel is a flexible, dynamically positioned, multi-purpose anchor-handler but is smaller than the UT 722L anchor-handlers currently under construction in Norway. A vessel from the existing fleet will act as a front runner for the newbuild Brazilian vessel and will be mobilized to Brazil in time for the startup of production operations in the Bijupira and Salema fields, currently estimated to begin in mid- 2003. Bruce Streeter, President and COO, commented on the new contract: "We are pleased to have been awarded this contract and to be a part of the Bijupira and Salema project. This is an opportunity for GulfMark to be a licensed, direct participant in the rapidly growing Brazilian offshore sector and is a further example of our efforts to expand our modern, technologically advanced deepwater fleet in international locations."

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-three (53) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact:      Edward A. Guthrie, Executive Vice President
                   E-mail: Ed.Guthrie@GulfMark.com
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.